UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 20, 2016

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1519 Connecticut Ave., Suite 200, Washington, DC 20036

(Address of principal executive offices) (ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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Item 9.	Other Events

Status of Our Public Offering Pursuant to Regulation A

As previously discussed in the Offering Circular dated November 24, 2015 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 25, 2015 (the “Offering Circular”), we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on November 25, 2015.

As of April 22, 2016, we had raised total gross offering proceeds of approximately $40.2 million from settled subscriptions (including the $529,770 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of 4,024,505 of our common shares, with additional subscriptions for an aggregate of 147,985 common shares, representing additional potential gross offering proceeds of approximately $1.5 million, that have been accepted by the Company but not settled. Assuming the settlement for all subscriptions received as of April 22, 2016, 880,487 of our common shares remained available for sale to the public under our Offering.

Pursuant to our distribution support agreement, until the earlier of December 31, 2017, or the date on which Fundrise, LP has purchased an aggregate amount of our common shares equal to $1,000,000 (the “distribution support period”), if our Adjusted Funds From Operations (“AFFO”) in any calendar quarter during the distribution support period is less than the amount that would produce a 15% annualized return, then Fundrise, LP is obligated to purchase shares following the end of such quarter at the then NAV per share for an aggregate purchase price equal to the amount by which AFFO for such quarter is less than the 15% annualized amount. As of April 22, 2016, pursuant to the distribution support agreement, Fundrise, LP had purchased 32,977 of our common shares for an aggregate purchase price of $329,770.

The Offering is expected to terminate on or before November 25, 2017, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Declaration of Dividend

On April 20, 2016, the manager of the Company declared a daily distribution of $0.0027397260 per share (the “Daily Distribution Amount”) (which equates to approximately 10.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on May 1, 2016 and ending on June 30, 2016 (the “May and June 2016 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the May and June 2016 Distribution Period and the distributions are scheduled to be paid prior to July 21, 2016. While the Company’s manager is under no obligation to do so, the annualized basis return assumes that the manager will declare distributions in the future similar to the distributions disclosed herein.

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Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated November 24, 2015, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT
TRUST, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: April 25, 2016

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